Exhibit 99.4

For Immediate Release: September 5, 2024

Attention: Business Editors

VERSABANK DECLARES DIVIDENDS

LONDON, ON/CNW - VersaBank (the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced that cash dividends in the amount of CAD $0.025 per Common Share of the Bank and CAD $0.1693 per Series 1 Preferred Share of the Bank, have been declared for the quarter ending October 31, 2024, payable as of October 31, 2024, to shareholders of record at the close of business on October 4, 2024.

The dividends to which this notice relates are eligible dividends for tax purposes.

About VersaBank

VersaBank is a North American bank (federally chartered in Canada and the U.S.) with a difference. VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its lending electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program (RPP) funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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